Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

July 11, 2023

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment No. 91 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on June 12, 2023, with respect to the Amendment and the Trust’s proposed new series, the Grizzle Growth ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Portfolio Turnover

1.	Please remove the statement that the Fund is newly organized.

Response: The Trust confirms the foregoing change was made.

Principal Investment Strategies

2.	The Staff notes that the Fund seeks to invest in companies identified for their structural (e.g., software) or cyclical (e.g., oil & gas) growth potential. Please disclose in the prospectus the data that the Sub-Adviser looks at and the analysis it conducts to determine growth potential.

Response: The Fund modified the sentence noted above and eliminated the phrase “growth potential.” Nonetheless, the Prospectus’ Item 9 disclosure has been supplemented to disclose the metrics that the Grizzle considers in connection with its quantitative screening and fundamental analysis.

3.	In the Sector/Industry table, for automobile manufacturers, please clarify whether electric vehicles include hybrid vehicles.

Response: The Prospectus has been revised accordingly.

4.	With respect to the Cannabis sector disclosure, please include a legal opinion from outside counsel as an exhibit to the registration statement confirming that the Fund complies with all applicable U.S. federal and state laws and foreign laws, including cannabis investments and medical psychedelics. Please provide a draft of the opinion as soon as possible as our review of these takes significant Staff time. Please also represent that you will update and refile the opinion annually.

Response: The Trust will include as an exhibit to the Fund’s registration statement a legal opinion stating that the Fund will comply with all applicable U.S. federal, state and foreign laws with respect to its cannabis investments. The Trust confirms that it will update and refile the opinion annually.

5.	In the Sector/Industry table, for Casinos and Gaming, should the word “and” in the following phrase be changed to “or”? “Companies that provide online and brick and mortar platforms .. . . ” Please advise or revise.

Response: The Trust revised the sentence to replace “and” with “or.”

6.	In the Sector/Industry table for Financial Services, please clarify whether financial services include blockchain, bitcoin futures, cryptocurrency and/or digital assets. If so, we will have additional comments. Also, please clarify what you mean when you describe financial services companies as “creating diversified capital markets services and access to emerging asset classes (e.g., cryptocurrency exchanges).” Please supplementarily provide examples of companies that would fall into this category and why.

Response: The Trust confirms that the Fund’s investments in the “Financial Services” category do not include blockchain, bitcoin futures or cryptocurrency/digital assets. The statement in question has been clarified to read as follows:

“Companies that are diversifying their offerings and helping investors access new, potentially high-growth investment areas, including cryptocurrency exchanges.”

Supplementally, the Trust provides the following examples of companies that would fall into the foregoing category: Robinhood Markets (“Robinhood”) and Charles Schwab (“Schwab”). Robinhood’s platform permits investors to, inter alia, invest in stocks, open spending cards and spending accounts, and engage in cryptocurrency trading. Schwab allows customers to, inter alia, open brokerage accounts, invest in mutual funds and ETFs, and obtain banking and trust services.

7.	Please explain in the filing what medical psychedelics are. Also, please explain supplementally how the Fund confirms that is investing only in medical psychedelic companies that do not violate the law. That is, what controls does the Fund have in place, and what due diligence does it perform?

Response: The Trust has revised the “Healthcare” category description in the registration statement as follows:

“Companies engaged in the genetic manipulation of microorganisms, the manufacturing of medicinal drugs and research and application of novel pharmaceutical formulations (including medical legally derived psychedelics medicines that bind to specific serotonin receptors and cause changes in perception and cognition in the pursuit of treating mental diseases such as PTSD and clinically resistant depression).”

The Fund also confirms supplementally that it will not invest directly in or hold ownership in any companies that engage in psychedelics-related business, unless permitted by federal, state and local laws of the relevant jurisdiction. The Fund intends to invest in companies conducting federally approved research, production and distribution in the psychedelics industry and will conduct due diligence to confirm each company is operating within the laws of the United States.

8.	In connection with the Sector/Industry table for Information Technology, please clarify in the filing what “software as a service” is.

Response: The Prospectus has been revised with the addition of an explanatory footnote to the table.

9.	In the Sector/Industry table for Information Technology, if information technology includes hardware, please add that to the description.

Response: The Prospectus has been revised accordingly.

10.	In connection with the Sector/Industry table for Materials, please clarify in the filing what electric metals are.

Response: The Prospectus has been revised with the addition of an explanatory footnote to the table.

11.	In the Sector/Industry table for Materials, please explain what “renewable energy ecosystems” are.

Response: The Prospectus has been revised accordingly.

12.	Please advise us supplementally whether the Registrant has a manager-of-managers order in place. If so, please advise whether it intends to rely on it for this Fund.

Response. The Trust confirms there is a manager-of-managers order in place. However, because the Sub-Adviser’s name is in the name of the Fund (and not proceeded by the Adviser’s name), the Fund will not rely on the order.

13.	Describe more fully your quantitative screening overlay and the fundamental research you do when making investment decisions.

Response: The Prospectus has been revised accordingly.

14.	Please disclose how the Fund defines emerging markets countries.

Response: The Prospectus has been revised accordingly.

15.	Please explain in the filing, in plain English, what total return swaps are.

Response: The Trust confirms that the Fund does not intend for total return swaps to be a Principal Investment Strategy of the Fund. However, the Trust has added the following definition of total return swaps in the Statement of Additional Information.

“Total return swaps are swap agreements in which one party makes payments based on a set rate, either fixed or variable, while the other party makes payments based on the return of an underlying asset, to seek exposure to U.S. and foreign securities of cannabis and psychedelics companies and other ETFs.”

16.	Please explain in the filing, in plain English, what risk-managed call and put and spread options are, and discuss and provide more detail more information about “favorable option trading opportunities” the Fund uses. Please also explain how the options and trading opportunities are used to reach the Fund’s objective.

Response: The Trust responds by noting that total return swaps will not be part of the Fund’s principal investment strategy and the Trust has revised the second paragraph under the table as follows:

“The Fund’s portfolio is expected to consist of 30 to 60 equity securities, and may be comprised of common stock and depositary receipts of U.S. and foreign issuers of any market capitalization. The Fund’s exposure to foreign issuers may include issuers in both developed and emerging market countries. In addition, the Adviser may opportunistically invest in options to both enhance the Fund’s return and seek to provide downside risk protection for specific positions in the portfolio. The Adviser uses proprietary valuation models and analysis of historical portfolio profit and loss information to identify favorable risk-managed option trading opportunities, including use of covered calls ~~risk-managed call and put option spreads options strategies~~ (selling calls on stock positions in the portfolio) and selling an option and buying another to bet on the direction of a stock while capping both the downside risk (i.e., risk of loss) and upside performance (i.e., limiting participation in any gain).”

Principal Investment Risks

17.	For the Automobile Sector risks, please tailor the disclosure to the strategy’s disclosure. That is, the business of electric cars and renewables.

Response: The Prospectus has been revised accordingly.

18.	Please revise the following sentence to reflect that cannabis is always illegal under federal law: “Since the cultivation, possession, and distribution of cannabis can be illegal under United States federal law under certain circumstances, federally regulated banking institutions may be unwilling to make financial services available to growers and sellers of cannabis.”

Response: The Prospectus has been revised accordingly.

19.	For the Communications Services Sector risk, please tailor the disclosure to the strategy disclosure (e.g., media/streaming).

Response: The Prospectus has been revised accordingly.

20.	For Psychedelics Sector risks, please explain in the filing what is meant by the phrase “psychedelic-inspired drugs.”

Response: The Psychedelics Sector risks have been revised to eliminate the foregoing phrase.

21.	With respect to Underlying ETFs risks, please confirm the Fees and Expenses table doesn’t need a line item for Acquired Fund Fees and Expenses (or add the line item if appropriate).

Response: The Trust so confirms.

22.	Please advise us supplementally if you will be filing an N-14 in connection with the reorganization. Please confirm that you will not use the prospectus to sell shares until the reorg is consummated.

Response: The Trust supplementally notes that an N-14 will be filled in connection with the reorganization and confirms that the Prospectus will not be used to sell shares until the reorganization is consummated.

Performance

23.	If there are any material differences in the policies of the Fund and the Predecessor Fund, please disclose them.

Response: The Trust there are no material differences in the policies of the Fund and the Predecessor Fund.

24.	Please provide us with the completed performance disclosure prior to the effective date.

Response: The Trust has provided the Staff with the completed performance disclosure supplementally via email on June 21, 2023, with the exception of June 30, 2023 performance data.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC